Exhibit 99.(a)(5)(i)

For Additional Information:

Bryan Giglia

Vice President – Corporate Finance

Sunstone Hotel Investors, Inc.

(949) 369-4236

SUNSTONE HOTEL INVESTORS, INC. ANNOUNCES TENDER OFFER AND

CONSENT SOLICITATION BY ITS OPERATING PARTNERSHIP FOR 4.60%

EXCHANGEABLE SENIOR NOTES DUE 2027

San Clemente, CA (April 16, 2009) – Sunstone Hotel Investors, Inc. (NYSE: SHO) (“Sunstone”), sole managing member of Sunstone Hotel Partnership, LLC (the “Operating Partnership”), announced today that the Operating Partnership expects to commence on April 17, 2009 a cash tender offer and consent solicitation to purchase any and all of its outstanding 4.60% Exchangeable Senior Notes due 2027 (CUSIP 86801FAA4) (the “Notes”) and to solicit consents (the “Consents”) from the registered holders of the Notes to adopt a proposed amendment to the Indenture governing the Notes (the “Proposed Amendment”) pursuant to an offer to purchase and consent solicitation statement to be filed with the Securities and Exchange Commission. As of April 16, 2009, there was $186,012,000 aggregate principal amount of the Notes outstanding. Registered holders of the Notes may validly deliver their Consents without tendering the related Notes. However, holders that validly tender their Notes will be required to and will be deemed to have validly delivered their Consents. The tender offer and consent solicitation will expire, unless extended, at 12:00 midnight, New York City time, on May 14, 2009 (the “Expiration Time”).

For holders who tender their Notes, the Operating Partnership will offer cash equal to $600 per $1,000 principal amount of the Notes (which includes a consent fee of $5 per $1,000 principal amount of the Notes (the “Total Tender Consideration”)). In addition, holders whose Notes are purchased in the Offer will receive accrued and unpaid interest to, but excluding, the date on which payment for purchased Notes is made.

For holders that deliver Consents but that do not tender their related Notes, the Operating Partnership is offering a cash consent fee equal to $5 per $1,000 principal amount of Notes (the “Consents Only Consideration”). Payment of the Consents Only Consideration is conditioned on certain conditions being satisfied or waived by the Operating Partnership, including the receipt of Consents from holders of at least a majority in aggregate principal amount of Notes outstanding (including consents that are deemed delivered by holders who have tendered their Notes) required to adopt the Proposed Amendment (the “Requisite Consents”). The tender offer, however, is not conditioned upon the receipt of the Requisite Consents.

The Proposed Amendment will amend the Events of Defaults section of the Indenture so that an acceleration of indebtedness of any subsidiary of Sunstone or the Operating Partnership other than a Subsidiary Guarantor will not constitute an event of default with respect to the Notes. Under the terms of the Indenture in its current form, an acceleration of indebtedness of any subsidiary in excess of $25 million may lead to an event of default with respect to the Notes if such indebtedness is not discharged, or the acceleration rescinded, within a 30-day cure period. Sunstone and the Operating Partnership believe that the cross-acceleration terms currently contained in the Indenture are potentially detrimental to the holders of the Notes. The cross-acceleration terms limit the time during which the Operating Partnership may negotiate with the lenders of its subsidiary debt, which may lead to less favorable negotiations. For example, the Operating Partnership may be compelled to commit its funds to subsidize debt service for a subsidiary or to prepay any non-performing indebtedness within the allotted 30-day cure period to avoid triggering a cross-acceleration of the Notes. Any such debt service subsidies or prepayments may diminish the credit of the Operating Partnership and may undermine its ability to repay the Notes at maturity. The Operating Partnership believes that, if effected, the Proposed Amendment will be beneficial to the holders of the Notes, as the Proposed Amendment will improve the Operating Partnership’s ability to cure any subsidiary loan defaults by negotiating interest deferrals or, if the collateral supporting a non-performing subsidiary loan is impaired to a value below the principal value of the loan, to negotiate a transfer of the collateral to the subsidiary lender in satisfaction of the debt. Either of such measures would be beneficial to the Note holders as compared to the Operating Partnership deploying cash to either subsidize or prepay non-performing loans.

Citi will act as the dealer manager and solicitation agent and Global Bondholder Services Corporation will act as depositary and information agent for the tender offer and consent solicitation. Questions regarding the tender offer and consent solicitation should be directed to Citi at (800) 558-3745 (toll-free). Request for documents should be directed to Global Bondholder Services Corporation (212) 430-3774 (for banks and brokers only) or (866) 857-2200 (for all others toll-free).

Specific instructions and a complete explanation of the terms and conditions of the tender offer and consent solicitation will be contained in the offer to purchase and consent solicitation statement to be filed with the Securities and Exchange Commission.

None of Sunstone, its Board of Directors, the Operating Partnership, the dealer manager and solicitation agent or the information agent and depositary is making any recommendation to holders of the Notes as to whether to tender or refrain from tendering their Notes in the tender offer or whether to consent to the Proposed Amendment. Holders of Notes must decide the principal amount of Notes to tender or to deliver the related consents, if any. Only tenders of or consents related to Notes in principal amounts of $1,000 or integral multiples thereof will be accepted.

The tender offer and consent solicitation will not be conditioned upon receipt of financing or on any minimum principal amount of Notes being tendered. The tender offer and consent solicitation will be subject to other conditions, as described in the offer to purchase and consent solicitation statement to be filed with the Securities and Exchange Commission.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell, or to solicit any consents related to, the Operating Partnership’s 4.60% Senior Exchangeable Notes due 2027. The solicitation of offers to purchase Notes or of consents related to the Notes will only be made pursuant to the offer to purchase and consent solicitation statement and related documents that the Operating Partnership will file with the Securities and Exchange Commission on Friday, April 17, 2009 and will be mailed to holders of Notes promptly. Holders of Notes should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer and consent solicitation. Holders of Notes will be able to obtain the offer to purchase and consent solicitation statement and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov; and from the information agent, Global Bondholder Services Corporation at (212) 430-3774 (for banks and brokers only) or (866) 857-2200 (for all others toll-free).

About Sunstone Hotel Investors, Inc.

Sunstone Hotel Investors, Inc. is a lodging real estate investment trust (“REIT”) that, as of the date hereof, has interests in 44 hotels comprised of 15,029 rooms primarily in the upper-upscale segment operated under nationally recognized brands, such as Marriott, Hilton, Hyatt, Fairmont and Starwood. For further information, please visit Sunstone’s website at www.sunstonehotels.com.

This press release contains forward-looking statements within the meaning of federal securities laws and regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: volatility in the debt or equity markets affecting our ability to acquire or sell hotel assets; national and local economic and business conditions, including the current U.S. recession which may be prolonged; the ability to maintain sufficient liquidity and our access to capital markets; potential terrorist attacks, which would affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt and equity agreements; relationships with property managers and franchisors; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations, which influence or determine wages, prices, construction procedures and costs; our ability to identify, successfully compete for and complete acquisitions; the performance of hotels after they are acquired; necessary capital expenditures and our ability to fund them and complete them with minimum disruption; our ability to continue to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes; our ability to successfully complete negotiations for an amendment to our revolving credit agreement; and other risks and uncertainties associated with our business described in Sunstone’s filings with the Securities and Exchange Commission. Although Sunstone believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All forward-looking information in this release is as of April 16, 2009, and Sunstone undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Sunstone’s expectations.

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